                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                             _____________________

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            Heritage Bankshares, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, Par Value $5.00
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    42721M101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Robert J. Keogh
                              200 East Plume Street
                                Norfolk, VA 23514
                                 (757) 523-2600
--------------------------------------- ----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 2, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 42721M101                    13D                     Page 2 of 6 Pages
--------------------------------------------------------------------------------
 1.   Name of Reporting Persons
      I.R.S. Identification Nos. of Above Persons

      Robert J. Keogh
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
      (a) [_]
      (b) [_]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Source of Funds

      PF
--------------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

      United States of America
--------------------------------------------------------------------------------
                      7.    Sole Voting Power

   NUMBER OF                51,963
    SHARES           -----------------------------------------------------------
 BENEFICIALLY         8.    Shared Voting Power
   OWNED BY
     EACH                   1,335
   REPORTING         -----------------------------------------------------------
    PERSON            9.    Sole Dispositive Power
     WITH
                            51,963
                     -----------------------------------------------------------
                     10.    Shared Dispositive Power

                            1,335
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      53,298
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [_]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

      6.4%
--------------------------------------------------------------------------------
14.   Type of Reporting Person

      IN
--------------------------------------------------------------------------------

CUSIP No. 42721M101                     13D                    Page 3 of 6 Pages


Item 1. Security and Issuer.

       This statement relates to shares of common stock, par value $5.00 per share, of Heritage Bankshares, Inc., a Virginia corporation (the "Issuer"), whose principal executive offices are located at 200 East Plume Street, Norfolk, Virginia 23514.

Item 2. Identity and Background.

       (a)   Robert J. Keogh

       (b)   6146 Sylvan Street, Norfolk, Virginia 23508

       (c) President and Chief Executive Officer; Heritage Bankshares, Inc.; State bank; 200 East Plume Street, Norfolk, Virginia 23510

       (d) Mr. Keogh has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) Mr. Keogh has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f)   United States of America

Item 3. Source and Amount of Funds or Other Consideration.

       In order to purchase the shares of common stock subject to stock options, Mr. Keogh must pay the applicable exercise price for such securities. The information contained in Section 1 in each of the exhibits listed in Item 7 below is hereby incorporated by reference to this Item 3.

Item 4. Purpose of Transaction.

       Certain of the shares of common stock beneficially owned by Mr. Keogh are subject to stock options that were granted to Mr. Keogh by the Issuer as a result of his position with the Issuer. The information contained in the recitals in each of the exhibits listed in Item 7 below is hereby incorporated by reference to this Item 4.

Item 5. Interest in Securities of the Issuer.

       (a) Mr. Keogh is the beneficial owner of 53,298 shares of common stock of the Issuer, or 6.4% of the Issuer's outstanding common stock as of October 14, 2003, which includes 41,850 shares of common stock issuable pursuant to stock options under the Issuer's stock option plans that are vested and fully exercisable. Such stock options are excerisable in the following amounts and at the following exercise prices: (i) 6,000 shares of common stock at an excerise price of $6.50 per share; (ii) 10,000 shares of common stock at an exercise price of $7.50 per share;

CUSIP No. 42721M101                     13D                    Page 4 of 6 Pages

             (iii) 10,000 shares of common stock at an exercise price of $8.50 per share; (iv) 10,000 shares of common stock at an exercise price of $9.50 per share; (v) 3,900 shares of common stock at an exercise price of $14.50 per share; and (vi) 1,950 shares of common stock at an exercise price of $10.25 per share.

       (b)   Number of shares as to which such person has:

             (i) Sole power to vote or to direct the vote of 51,963 shares of common stock, which includes 41,850 shares of common stock issuable pursuant to stock options under the Issuer's stock option plans.

             (ii) Shared power to vote or to direct the vote of 1,335 shares of common stock, all of which are jointly held with Mary G. Keogh, who is Mr. Keogh's wife.

             (iii) Sole power to dispose or to direct the disposition of 51,963 shares of common stock, which includes 41,850 shares of common stock issuable pursuant to stock options under the Issuer's stock option plans.

             (iv) Shared power to dispose or to direct the disposition of 1,335 shares of common stock, all of which are jointly held with Mrs. Keogh.

             Mrs. Keogh resides at 6146 Sylvan Street, Norfolk, Virginia 23508. Mrs. Keogh is a retired school teacher, and is not currently employed. Mrs. Keogh has not, during the last five years, been convicted in a criminal proceeding (excluding traffice violations or similar misdemeanors). Mrs. Keogh has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Keogh is a citizen of the United States of America.

       (c) Mr. Keogh did not effect any transactions in the Issuer's common stock during the sixty (60) days preceding the date of this
             Schedule 13D.

       (d) Mr. Keogh shares the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, 1,335 shares of common stock that are jointly held with Mrs. Keogh.

       (e)   Not applicable.

CUSIP No. 42721M101                    13D                     Page 5 of 6 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Stock Option Agreement dated June 28, 1995
         Stock Option Agreement dated June 28, 1995
         Stock Option Agreement dated June 28, 1995
         Stock Option Agreement dated June 28, 1995
         Stock Option Agreement dated September 30, 1999
         Stock Option Agreement dated July 26, 2000

Item 7.  Material to be Filed as Exhibits.

         1.  Stock Option Agreement dated June 28, 1995
         2.  Stock Option Agreement dated June 28, 1995
         3.  Stock Option Agreement dated June 28, 1995
         4.  Stock Option Agreement dated June 28, 1995
         5.  Stock Option Agreement dated September 30, 1999
         6.  Stock Option Agreement dated July 29, 2000

CUSIP No. 42721M101                    13D                     Page 6 of 6 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATE: December 18, 2003

                                                       /s/ Robert J. Keogh
                                                       ---------------------
                                                           Robert J. Keogh